UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of July 2021

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

B.O.S Reports on the Passing of a Director

RISHON LEZION, Israel, July 1, 2021 -- B.O.S Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a global provider of RFID and Robotic systems and Supply Chain solutions for enterprises, reports that Mr. Michael Osborne, a director of the Company, has passed away.

The Company has not made a determination at this time to fill the vacancy on the Board of Directors created by the passing of Mr. Osborne.

Eyal Cohen, CEO of the Company, expressed the Company’s deepest condolences to Mr. Osborne’s family.

About BOS

B.O.S is a global provider of RFID and Robotic systems and of Supply Chain solutions to enterprises. BOS offers smart automation systems for industrial processes, logistics and retail stores. The Company’s Supply Chain division provides electronic components mainly for the aerospace, defense and other industries worldwide including electronic components services of consolidation from a vast number of suppliers, long term scheduling and kitting.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Chief Executive Officer

Dated: July 1, 2021

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